UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 13, 2010

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CTDC ANNOUNCES 2010 ANNUAL GENERAL MEETING RESULTS

China Technology Development Group Corporation (Nasdaq: CTDC; “we” or "the
Company"), a growing clean energy group based in China to provide solar energy products and solutions, today announced that the Company’s shareholders adopted the following resolutions proposed by the Company at the 2010 annual general meeting of shareholders (the “2010 AGM”) held in Hong Kong on December 10, 2010:
Election of Mr. Tairan Guo as a director of the Company;
Re-election of Mr. Loong Cheong Chang as a director of the Company;
Re-election of Mr. Yu Keung Poon as a director of the Company; and
Approval and adoption of the Company’s 2010 stock option plan.

The Company also proposed the resolution for re-election of Mr. Xiaoping Wang as a director of the Company for shareholders’ consideration. However, as more than
50% of votes were cast against re-election of Mr. Xiaoping Wang as a director of the Company at the meeting, this resolution was not approved by the shareholders and therefore not passed in the 2010 AGM according to the poll results.

Following the 2010 AGM, our Board of Directors consists of nine directors, among which we have four executive directors and five independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: December 13, 2010	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer